Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-__________)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ____________, 2005 to the Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ____________, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *

Enron Corp. (70-10239)

          Enron Corp. ("Enron"), an Oregon corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935 ("Act"), filed an Application/Declaration ("Application") under Sections 12(d) and 5(d) of the Act. The Application seeks authorization for Enron to cause Portland General Electric Company ("Portland General") to cancel its existing common stock and to issue new common stock to holders of claims scheduled by a Debtor as liquidated and not contingent or disputed or, if not so scheduled, filed against a Debtor and allowed by a Final Order of the Bankruptcy Court


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("Holders of Allowed Claims") and to the Reserve for Disputed Claims
("Reserve"), for further distribution to creditors with unresolved claims as contemplated by Enron's Bankruptcy Plan.

          In addition, this Application seeks authorization for Enron to deregister after the issuance of the new shares of Portland General common stock to Holders of Allowed Claims and the Reserve.

I. Enron and Portland General

     A.   Enron

          Commencing on December 2, 2001, and periodically thereafter, Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). One hundred eighty (180) Enron-related entities filed voluntary petitions. Portland General, Enron's sole public utility subsidiary company, did not file a voluntary petition under the Bankruptcy Code and is not in bankruptcy. Likewise, many other Enron-affiliated companies that are operating companies have not filed bankruptcy petitions.

          On March 9, 2004, Enron registered as a holding company under the Act. On that date the Securities and Exchange Commission ("Commission" or "SEC") issued two orders. The first order authorized Enron and certain subsidiaries to engage in financing transactions, non-utility corporate reorganizations, the declaration and payment of dividends, affiliate sales of goods and services, and other transactions needed to allow the applicants to continue their businesses as debtors in possession in bankruptcy and non-debtors. The second order authorized the Debtors' Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, dated January 9, 2004 ("Fifth Amended Plan") under Section 11(f) of the Act ("Plan Order"). The Plan Order also constituted a report on the Fifth Amended Plan under Section 11(g) of the Act and authorized Enron to continue the solicitation of votes of creditors for acceptances or rejections of the Fifth Amended Plan.

          By order, dated July 15, 2004, the Bankruptcy Court confirmed the Supplemental Modified Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United



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States Bankruptcy Code, dated July 2, 2004. The Plan became effective on
November 17, 2004 ("Effective Date").

          The Plan is the result of extensive negotiations and compromises to reach a consensus among debtors, the Unsecured Creditors' Committee, the individual creditors and the ENA Examiner. The Plan determines the rights of creditors, the method of calculating their interests in the assets of Enron and the other debtors, and the manner in which distributions will be made to the various classes of creditors. Most of the creditors approved the Plan after an extensive process of disclosure, including the distribution of a final Disclosure Statement.

          Upon the Effective Date, the Plan became final. Thus, the Plan is not subject to further objections, and is binding on the debtors, the creditors and all other parties subject to the Plan. In addition, on the Effective Date, Enron and the other debtors whose plans were confirmed by the Confirmation Order became "Reorganized Debtors," which means that they emerged from bankruptcy and are no longer debtors in possession under Chapter 11 of the United States Bankruptcy Code. They now own all of their assets free and clear of all liens and encumbrances, and may distribute their assets or the proceeds thereof to creditors as provided in the Plan.

          Also, on the Effective Date, Enron's new board of directors replaced the prior board of directors. In addition, the Creditors' Committee was disbanded, except to handle certain types of litigation matters. The Bankruptcy Court retained exclusive jurisdiction over any matter arising under the Bankruptcy Code and arising in or relating to the chapter 11 cases or the Plan in certain circumstances, including the entry of all orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases and other agreements or documents created in connection with the Plan.

     B.   Portland General

          Portland General, incorporated in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in the State of Oregon. Portland General also sells wholesale electric energy to utilities, brokers, and power marketers located throughout the western United States. Portland General's service area is located entirely within Oregon and covers approximately 4,000 square miles. It includes 52 incorporated cities, of which Portland and Salem are the largest. Portland General estimates that



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at the end of 2004 its service area population was approximately 1.5 million, comprising about 43% of the state's population. As of December 31, 2004, Portland General served approximately 767,000 retail customers. For the 12 months ended December 31, 2004, Portland General and its subsidiaries had operating revenues of $1,454 million and net income of $92 million on a consolidated basis. As of December 31, 2004, Portland General and its subsidiaries had retained earnings of $637 million and assets of $3,403 million on a consolidated basis.

          Portland General has approximately 26,085 miles of electric transmission and distribution lines and owns 1,975 MW of generating capacity. Portland General has long-term power contracts with four hydroelectric projects on the mid-Columbia River, which provide approximately 510 MW of firm capacity as well as long-term power contracts with other counterparties, including Bonneville Power Administration and other Pacific Northwest utilities. Portland General's peak load in 2004 was 3,942 MW, of which approximately 48% was met through short-term purchases. At December 31, 2004, Portland General's total firm resource capacity, including short-term purchase agreements, was approximately 3,941 MW (net of short-term sales agreements of 1,106 MW).

          As of December 31, 2004, Portland General had 2,644 employees. Portland General files annual, quarterly and periodic reports with the Commission under the Securities Exchange Act of 1934. Portland General is regulated by the Oregon Public Utility Commission ("OPUC") with regard to its rates, terms of service, financings, affiliate transactions and other aspects of its business. The company is also regulated by the Federal Energy Regulatory Commission ("FERC") with respect to its activities in the interstate wholesale power markets.

          Enron had entered into an agreement dated November 18, 2003 to sell the common stock of Portland General to Oregon Electric Utility Company, LLC ("Oregon Electric"), an entity affiliated with the Texas Pacific Group. On March 10, 2005, the OPUC denied Oregon Electric's application for authorization to acquire the common stock of Portland General. On April 6, 2005, Oregon Electric and Enron terminated the stock purchase agreement.

II. The Transaction for which Authorization is Requested

     A.   Removing Portland General from Enron's Ownership

          The Plan provides for the termination of Enron's interest in Portland General through the cancellation of Portland General's common stock held by Enron and the issuance of new Portland General common stock ("New PGE Common Stock"). Portland General currently has outstanding 42,758,877 shares of common stock, par value of $3.75 per share, all of which are held by Enron. Upon satisfaction of certain conditions contained in the Plan, the existing Portland General common stock held by Enron will be cancelled and Enron will cause New PGE Common Stock to be issued to Holders of Allowed Claims and to Stephen Forbes Cooper, LLC ("SFC") (in its capacity as the Disbursing Agent, defined below) on behalf of the Reserve (the "Transaction"). The debt and preferred stock of Portland General will remain outstanding and will be unaffected by the Transaction.

          As explained in detail below, the Disbursing Agent is deemed to hold all property to be distributed under the Plan in trust for the persons entitled to receive the same. The Disbursing Agent is directed under the Plan to reserve and hold in escrow for the benefit of each Holder of an Allowed Claim and Holder of a claim made against a Debtor that is disputed by the Debtor and has not been withdrawn, dismissed with prejudice or determined by Final Order Disputed Claim ("Disputed Claim"), cash, Plan Securities (such as the New PGE Common Stock) and other interests in estate assets in an amount determined under the Plan. These escrows are the Reserve, which is a form of trust. Although the Disbursing Agent is the record holder of the New PGE Common Stock held in the Reserve, the voting of such shares is determined by the DCR Overseers. The Plan Administrator, with the responsibility for managing and administering the affairs of the Debtors, will provide the DCR Overseers with advice and recommendations regarding the exercise of the DCR Overseers' shareholder rights.

          In a separate application, SFC and the Reserve are each seeking an exemption as a temporary holding company under Section 3(a)(4) of the Act.

     B.   The Issuance of New PGE Common Stock

          The issuance of the shares of New PGE Common Stock that is the subject of this Application will occur when: (i) sufficient claims have been allowed to permit the issuance of not less than 30% of the New PGE Common Stock to Holders of Allowed Claims and (ii) any required consents have been obtained. The 30% condition is likely to occur in time to permit the issuance of the New PGE Common Stock in April 2006.

          The intent of the 30% condition is to assure that a liquid market can exist for shares of New PGE Common Stock and to permit the listing of the New PGE Common Stock on a national securities exchange. The goal is to have a trading market in the New PGE Common Stock at the date of issuance so that the Holders of Allowed Claims may choose to retain the New PGE Common Stock distributed to them or sell such shares in the market.

          At the time of the issuance, Amended and Restated Articles of Incorporation and Bylaws of Portland General will be adopted and the Articles will be filed in Oregon.

          C.   Preparation for Issuance

          To prepare for the issuance of the New PGE Common Stock, Portland General will register the stock with the SEC and apply to list the stock on a national stock exchange. Portland General will conduct a search for additional members for Portland General's board of directors that satisfy the requirements of the selected stock exchange, the SEC and Sarbanes/Oxley. Among other things, these requirements include that a majority of the Portland General board of directors be independent of Portland General and its management and that some board members possess significant financial expertise. A search for new board members has already begun, with criteria including utility, business (customer service, information technology, etc.) and financial expertise and a preference for Northwest residents.

          Prior to the issuance of the New PGE Common Stock, Portland General will select a transfer agent. It will establish relationships with common stock analysts, some of whom may cover Portland General for potential investors. It will provide the analysts with the information necessary to promote coverage of New PGE Common Stock in the analysts' publications. Among other things, Portland General will need to establish a dividend policy, in part so that analysts and the market can assess Portland General and its prospects, both as an operating business and as an investment. Portland General plans to begin this process sufficiently prior to the issuance of the New PGE Common Stock so that analysts are prepared once the stock begins to trade. Finally, Portland General will have an investor relations function for the first time since it was acquired by Enron.

          D.   Trading in New PGE Common Stock

          The New PGE Common Stock will be publicly traded. This means that Portland General, its officers, and directors, and shareholders must comply with the SEC, stock exchange and state securities laws and regulations that apply to public companies. These laws and regulations are designed in part to promote fair public disclosure of all information an investor would deem relevant in making an investment decision and to prevent insiders from taking unfair advantage of non-public information.

          For Portland General, this means that it will file public annual reports and proxy statements for the election of directors and other shareholder actions, and will continue to file Annual, Quarterly and Current Reports on forms 10-K, 10-Q and 8-K with the SEC, among other requirements. It also means that Portland General will adopt an insider trading policy that prohibits Portland General's employees from trading in New PGE Common Stock based on non-public information.

          Portland General's shareholders will be subject to the laws and regulations applicable to investors in publicly traded securities. For example, the Williams Act requires that any purchaser acquiring 5% or more of the common stock of a publicly traded company must file a Form 13-D with the SEC informing the SEC of that fact and of the investment intentions of the purchaser. Enron and the Plan Administrator have no knowledge that any person or entity (other than the Reserve) will own or control 5% or more of the New PGE Common Stock as a result of the issuance of New PGE Common Stock. This application does not seek authorization under Section 9(a)(2) of the Act for any holder of 5% or more of the New PGE Common Stock to acquire such securities.

          E. Distribution of Assets, Including the New PGE Common Stock Under the Plan

          The Plan determines the interests of the various classes of creditors in the assets of the Debtors and the method for calculating such interests. The Plan also determines the manner in which the assets of the Debtors will be distributed to the creditors. Distributions will be made only to creditors who become Holders of Allowed Claims.

          There are 373 different classes of unsecured creditors acknowledged and established under the Plan that will receive distributions under the Plan. Approximately 200 classes of unsecured creditors are eligible to receive common stock, including the New PGE Common Stock, under the Plan. The anticipated recovery to the creditors of the various Debtors vary from a low of approximately 6% of allowed claims to approximately 75% of allowed claims, with the majority of creditors anticipated to recover between 15% and 30% of allowed claims. These are expected recovery percentages only. The final distributions under the Plan will not be known until all claims against Enron and the other Debtors, and all claims by Enron and the other Debtors for the recovery of assets, are resolved.

          The Plan creates a common Plan Currency. The Plan Currency consists primarily of cash and common stock, including the New PGE Common Stock. The Plan provides that each Holder of an Allowed Claim will receive a pro rata share of the Plan Currency allocated to other holders similarly classified under the Plan. In general, each Holder of an Allowed Claim will receive a percentage of each of the assets available for distribution based on the ratio of that holder's allowed claims to the allowed claims of all other holders of the same class. This means that each holder will receive cash and common stock held for distribution, including the New PGE Common Stock, in a percentage equal to its percentage claim, regardless of how the stock is valued. For example, if a Holder of an Allowed Claim is entitled to 2% of the assets available for distribution, that holder will receive 2% of each asset, including 2% of cash and 2% of New PGE Common Stock. It will receive this percentage of New PGE Common Stock regardless of whether that stock is distributed early or late in the claim settlement process and regardless of whether the value of the New PGE Common Stock has gone up or down over time.

          The Plan Administrator will calculate the recovery percentages for Holders of Allowed Claims each April and October. Each calculation will require about two months to perform: during January and February for April percentages and during July and August for October percentages. Holders of Allowed Claims will receive distributions based on those calculations in April and October. Claims that are first allowed other than in April or October may receive first distributions in June, August, December or February, based upon the most recent April or October calculation of recovery percentages.

          The issuance of the New PGE Common Stock, and the continuing release of New PGE Common Stock from the Reserve over time as described below, will be made to the holders of record of claims as of November 29, 2004 ("Record Holders") as their claims are allowed. Creditors may have sold their claims against the bankruptcy estates of Enron and the other Debtors. Enron does not keep a registry of those sales. The Record Holders of allowed claims are responsible for any subsequent transfer of assets to a purchaser of a claim.

          There are insufficient assets for any distribution to former shareholders of Enron. The Plan cancelled all of Enron's common and preferred stock, created new Enron common and preferred stock, and issued that stock to a Common Equity Trust and a Preferred Equity Trust, respectively, with SFC as trustee. The trusts hold that stock for the benefit of the former shareholders of Enron for distribution to them in the highly unlikely event that any residual assets remain after full recovery for all creditors.

     F. Governance and Operation of Portland General After Issuance of New PGE Common Stock

          At the time of the issuance, Portland General's board of directors will expand from its current six members to eight to ten members, a majority of whom will be independent of Portland General. Portland General will be governed by its board of directors, who the Portland General shareholders will elect annually. The board of directors of Portland General will owe its fiduciary duties to all shareholders, not a single shareholder.

          The Portland General board of directors will set the policies and direction for Portland General, just like any board of directors of other publicly traded companies. The Portland General board of directors will be responsible for selecting and evaluating Portland General's management. There are no expected changes in management at Portland General at the present time. The Portland General board of directors will act on matters such as Portland General's operating and capital budgets, Portland General's major investments and risk management policies, and Portland General's dividends.

          Portland General's board of directors will interact with management on Portland General's strategy and longer-term plans, including Portland General's plans for operating as a public company and providing timely public information about Portland General's financial and operational matters.

          Portland General's board of directors will owe a fiduciary duty to all shareholders, including those who have purchased their shares in the open market, Holders of Allowed Claims who have received shares on the issuance of New PGE Common Stock or by the release of New PGE Common Stock from the Reserve, and the Reserve.

          Enron and Portland General plan to enter into a Separation Agreement that will take effect upon the issuance of the New PGE Common Stock. Among other things, the Separation Agreement will:

     o Provide for Enron to indemnify Portland General and its subsidiaries against any federal taxes that PGE or its subsidiaries may incur as a result of inclusion in the Enron Control Group for federal tax purposes.

     o Provide for Enron to indemnify Portland General and its subsidiaries against any liabilities they may incur arising out of any employee benefit plans sponsored by Enron or its ERISA Affiliates (other than Portland General) as described in the Separation Agreement.

     o    Terminate the tax allocation agreement between Enron and PGE.

     o    Terminate the Master Services Agreement between Enron and Portland
          General.

          To the extent that, prior to the issuance of the New PGE Common Stock, Enron settles all claims for which it was indemnifying Portland General, Enron and Portland General will modify the Separation Agreement to eliminate the indemnity.

          Portland General will, both prior to and after the issuance of New PGE Common Stock, maintain its separate books and records and accounting system. After the issuance of the New PGE Common Stock, Portland General will be deconsolidated from Enron for income tax purposes and will file and pay its taxes with the respective taxing authorities with jurisdiction over it. After the issuance of the New PGE Common Stock, neither Portland General nor Enron will supply any services to the other.

          Portland General will continue to be regulated by the OPUC and by FERC in the same manner as it is today.

     G. Roles and Operation of the Plan Administrator, the Disbursing Agent and the DCR Overseers

          The primary objective of the Plan Administrator is to take all actions necessary to distribute the assets of the Debtors to the Holders of Allowed Claims as rapidly as prudently possible. There is no legal or economic incentive for the Plan Administrator to do anything other than resolve claims and close the bankruptcy cases. Likewise, the Plan's role for the Reserve is as a trust/escrow that reduces its interest in all assets, including the New PGE Common Stock, as rapidly as the Plan Administrator can resolve claims.

          1. Plan Administrator

          The Plan Administration Agreement describes the rights and duties of SFC as the Plan Administrator. Those rights and duties are, essentially, to carry out the Plan, resolve all claims made against the Debtors, resolve all claims that the Debtors have against any third party, make regular reports to the Enron board and to the Bankruptcy Court on the status of claims resolution, liquidate assets remaining in the estates of the Debtors, and consult with and provide the DCR Overseers with information in connection with the voting or sale of the Plan securities, including New PGE Common Stock once it is issued, held in the Reserve.

          The authority of the Plan Administrator is limited, as set forth in section 5 of the Plan Administration Agreement, by the dollar amounts and types of claims it can settle without the approval of the board of directors of Enron and, if requested by the board of directors of Enron, the approval of the Bankruptcy Court.

          Among other responsibilities, the Plan Administrator must hold sufficient assets of the Debtors in reserve to provide for the distribution to the holders of disputed claims as they become Holders of Allowed Claims and to the Holders of previously Allowed Claims as disputed claims are disallowed. The Plan Administrator also must calculate the expected recovery percentages that form the basis for the distributions to Holders of Allowed Claims prior to the final settlement of all claims under the Plan.

          The compensation of SFC as the Plan Administrator is set forth in the Plan Administration Agreement, and is the sole compensation for any and all services rendered by SFC or any of its employees or affiliates to the Debtors for acting as the Plan Administrator, the Disbursing Agent or the trustee of any trust formed pursuant to the Plan.

          SFC is owned 50% by Stephen Forbes Cooper and 25% each by Leonard LoBiondo and Michael E. France. SFC's sole business is providing management services to Enron and the other Debtors. It has no other business. All amounts received by SFC for providing services to Enron and the other Debtors acting in any capacity pursuant to the Plan will be the property of, and shall be paid to, Kroll Zolfo Cooper, LLC. Kroll Zolfo Cooper, LLC is owned 100% by Kroll, Inc., which is owned 100% by Marsh, Inc., which is owned 100% by the Marsh and McLennan Companies ("MMC"), a publicly traded corporation.

          2. Disbursing Agent and the Reserve

          SFC, as the Disbursing Agent, on behalf of the Reserve will receive any New PGE Common Stock not initially distributed to Holders of Allowed Claims. This amount will not exceed 70% and will decline with each subsequent release of New PGE Common Stock from the Reserve, as claims are resolved. The result of this will be a continuous release of New PGE Common Stock from the Reserve to Holders of Allowed Claims and accordingly, a continuous reduction in the percentage of New PGE Common Stock held in the Reserve. Enron's current expectation is that the Reserve will hold less than 50% of the New PGE Common Stock within one year after the issuance and may hold less than 30% of the New PGE Common Stock within two years after the issuance. The speed at which the Reserve releases stock to Holders of Allowed Claims and thus reduces its ownership interest in New PGE Common Stock will depend upon the speed and timing of the resolution of further claims.

          Ultimately, the Reserve will release all of the New PGE Common Stock when all claims are resolved, and it must hold not less than 1% of the New PGE Common Stock until then.

          The DCR Guidelines and the Plan control the operation of the Reserve and the Disbursing Agent. The New PGE Common Stock issued to the Reserve will be held in trust/escrow for the benefit of holders of disputed claims and Holders of Allowed Claims, along with all other assets in the Reserve. The Disbursing Agent has no economic or beneficial interest in the New PGE Common Stock or other assets in the Reserve.

          The DCR Guidelines also limit the investment of assets held in the Reserve. All cash is held in interest-bearing depositary accounts at financial institutions with a reported capital surplus of $100 million, or invested in interest-bearing obligations issued by the U.S. Government or by an agency of the U.S. Government and guaranteed by the U.S. Government, having maturity of not more than 30 days in either case, unless modified by the Bankruptcy Court. The DCR Guidelines do not give the Disbursing Agent any discretion to invest in other assets. The Disbursing Agent is in the process of requesting from the Bankruptcy Court a change in the investment guidelines to allow it to invest cash and cash equivalents in Treasury Bills with maturities up to 6 months and in money market funds that invest in U.S. Government securities. In addition, the DCR Guidelines do not allow the Disbursing Agent to sell the New PGE Common Stock or vote it except as instructed by the DCR Overseers.

          In short, the Disbursing Agent acts as a trustee, taking direction from the Plan Administrator as to the assets the Reserve will hold or release from time to time to Holders of Allowed Claims.

          3. DCR Overseers

          Five persons selected by the Debtors after consultation with the Creditors' Committee, with respect to four of the Debtors' selections, and the ENA Examiner, with respect to one of the selections, form the DCR Overseers. The DCR Overseers determine how to vote, or whether to sell, the Plan Securities held by the Reserve. The Enron board and the DCR Overseers currently have the same members.

          The Disbursing Agent will vote the New PGE Common Stock held in the Reserve at the direction of the DCR Overseers. The other registered owners on the books of Portland General's transfer agent will vote the New PGE Common Stock held by them.

          The DCR Overseers have the limited functions of determining (1) how to vote the New PGE Common Stock held by the Reserve on all matters for which a shareholder vote is required under Oregon law or Portland General's Articles of Incorporation and Bylaws and (2) whether to sell the New PGE Common Stock held by the Reserve. The Plan Administrator will be required to bring to the DCR Overseers matters that require the vote of shareholders and any offers to buy New PGE Common Stock.

          As a matter of Oregon law and the proposed Articles of Incorporation and Bylaws of Portland General, the DCR Overseers will have the right to vote annually on the election of Portland General's board of directors. Under Oregon law, shareholders are also entitled to vote on major transactions, such as mergers and the sale or mortgage of all or substantially all of the assets of a corporation such as Portland General. As long as the Reserve holds more than 10% of the New PGE Common Stock, the DCR Overseers also will have the ability to call a special meeting of the shareholders.

          The DCR Overseers must require that any potential buyer of the New PGE Common Stock offer all other shareholders of the same terms and conditions as are offered to the

Reserve. This prevents the Reserve from receiving a premium from the sale of the New PGE Common Stock not available to other shareholders.

          The DCR Overseers will exercise their business judgment to vote Plan Securities, including the New PGE Common Stock, in a manner they believe will maximize the value of the assets to be distributed to creditors. The Guidelines require that the DCR Overseers take all actions that a board of directors of a public corporation chartered in the state of Delaware would be required to take to satisfy its fiduciary duties in making a decision requiring the voting by such corporation of a comparable portion of securities it holds in another entity. The DCR Overseers may not vote in matters in which they have a conflict of interest.

          Like the Disbursing Agent, the DCR Overseers have no economic or beneficial interest in the assets held in the Reserve. Their sole compensation is the compensation they receive for acting as directors of Enron.


                                    * * * * *

          For the Commission by the Division of Investment Management, pursuant to delegated authority.